Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Alaska Airlines, Inc.

(In thousands, except ratios)	2008	2007	2006	2005	2004
Earnings:
Income (loss) before income tax expense (benefit) and accounting change	$(153,300)	$215,000	$(94,700)	$124,200	$(27,000)
Less: Capitalized interest	(20,200)	(25,700)	(21,500)	(8,100)	(1,100)
Add:
Interest on indebtedness	90,200	84,300	71,500	50,167	44,136
Amortization of debt expense	2,300	1,900	1,800	1,006	944
Amortization of capitalized interest	5,977	5,403	4,756	4,707	4,811
Portion of rent under long-term operating leases representative of an interest factor	73,769	77,021	73,801	74,691	68,181

Earnings Available for Fixed Charges	$(1,254)	$357,924	$35,657	$246,671	$89,972

Fixed Charges:
Interest	90,200	84,300	71,500	50,167	44,136
Amortization of debt expense	2,300	1,900	1,800	1,006	944
Portion of rent under long-term operating leases representative of an interest factor	73,769	77,021	73,801	74,691	68,181

Total Fixed Charges	$166,269	$163,221	$147,101	$125,864	$113,261

Ratio of Earnings to Fixed Charges	(0.01)	2.19	0.24	1.96	0.79

Coverage deficiency	$167,523	$—	$111,444	$—	$23,289